UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Cason, William C.
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Senior Vice President

7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $0.0400                                                                    (1)          02/27/04
(right to buy)
Non-Qualified Stock Option     $0.0400                                                                    (1)          09/29/04
(right to buy)
Non-Qualified Stock Option     $0.4400                                                                    (2)          09/25/05
(right to buy)
Non-Qualified Stock Option     $0.4400                                                                    (3)          01/15/06
(right to buy)
Non-Qualified Stock Option     $1.9375         09/29/98       A         30,000                            (4)          09/29/08
(right to buy)
Non-Qualified Stock Option     $1.9375         09/29/98       A         25,000                            (5)          09/29/08
(right to buy)
Non-Qualified Stock Option     $2.5800                                                                    (6)          05/15/06
(right to buy)
Non-Qualified Stock Option     $3.9000                                                                    (7)          09/27/06
(right to buy)
Non-Qualified Stock Option     $9.0000         09/29/98       D                          25,000           (5)          03/17/07
(right to buy)
Non-Qualified Stock Option     $11.6250        09/29/98       D                          30,000           (4)          07/10/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                                         Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   12,308                    12,308        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,308                    12,308        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,154                     6,154         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,154                     6,154         D   Direct
(right to buy)
Non-Qualified Stock Option     09/29/98  Common Stock                   30,000                                  D   Direct
(right to buy)
Non-Qualified Stock Option     09/29/98  Common Stock                   25,000                    55,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,308                    12,308        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,308                    12,308        D   Direct
(right to buy)
Non-Qualified Stock Option     09/29/98  Common Stock                   25,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     09/29/98  Common Stock                   30,000                    0             D   Direct
(right to buy)

Explanation of Responses:

(1) Options to purchase 12,308 shares are presently exercisable.

(2) Options to purchase 4,615 shares are currently exercisable. The remaining options become exercisable on September 25, 1999.

(3) Options to purchase 6,154 shares are presently exercisable.

(4) Cancellation of option in connection with grant of replacement option on September 29,1998. The reported transaction involved the repricing of an existing option and a new vesting schedule. Options become exercisable in four
(4) equal annual installments commencing on September 29, 1999.

(5) Cancellation of option in connection with grant of replacement option on September 29,1998. The reported transaction involved the repricing of an existing option and a new vesting schedule. Options become exercisable on September 29, 2005.

(6) Options to purchase 6,154 shares are currently exercisable. The remaining options become exercisable in two (2) equal annual installments commencing on May 15, 1999.

(7) Options to purchase 6,154 shares are currently exercisable. The remaining options become exercisable in two (2) equal annual installments commencing on September 27, 1999.


SIGNATURE OF REPORTING PERSON
/S/ Cason, William C.
DATE 01/15/99